新世界發展有限公司
New World Development Company Limited

02060004

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

November 12, 2002

SEC MAIL PROCESSING RECEIVED NOV 22 2002 WASH. D.C. 155 SECTION

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated November 11, 2002 regarding the delay in despatch of circulars of the Company, New World Infrastructure Limited and Pacific Ports Company Limited relating to the Reorganisation of the Company Group in duplicate for your files.

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

dlo 11/26

c.c. Ms Ellen Lin- The Bank of New York

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

L Notices

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

DELAY IN DESPATCH OF CIRCULARS

The despatch of the circulars of NWD, NWI and PPC relating to the Reorganisation of the NWD Group as announced by NWD, NWI and PPC on 21 October, 2002 will be postponed from 12 November, 2002 to on or before 19 November, 2002.

Reference is made to the announcement made jointly by NWD, NWI and PPC dated 21 October, 2002 (the "**Joint Announcement**") in relation to, inter alia, the acquisition of the Infrastructure Assets by PPC from NWI, the acquisition of the Services Assets by PPC from the NWS Shareholders and the distribution of PPC Distribution Shares by NWI. Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcement.

According to Rule 14.13(2) and Rule 14.29(2) of the Listing Rules, NWD, NWI and PPC are required to despatch to their respective shareholders circulars (the "**Circulars**") in respect of the Reorganisation within 21 days after the publication of the Joint Announcement, that is, on or before 12 November, 2002. As a substantial amount of information (including the pro forma financial information of NWI and PPC and the valuation letters of the Infrastructure Assets, the NWS Group and PPC) has to be incorporated into the Circulars, and that the letters from the independent financial advisers to the independent board committees of each of NWD, NWI and PPC respectively are based on such information, additional time is required to finalise the information to be included in the Circulars. In this connection, NWD, NWI and PPC have each applied to the Stock Exchange for an extension of time for the despatch of the Circulars. It is currently anticipated that the Circulars will be despatched to the respective shareholders of NWD, NWI and PPC on or before 19 November, 2002.

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William
Executive Director

Hong Kong, 11 November, 2002

L Notices

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

DELAY IN DESPATCH OF CIRCULARS

The despatch of the circulars of NWD, NWI and PPC relating to the Reorganisation of the NWD Group as announced by NWD, NWI and PPC on 21 October, 2002 will be postponed from 12 November, 2002 to on or before 19 November, 2002.

Reference is made to the announcement made jointly by NWD, NWI and PPC dated 21 October, 2002 (the "**Joint Announcement**") in relation to, inter alia, the acquisition of the Infrastructure Assets by PPC from NWI, the acquisition of the Services Assets by PPC from the NWS Shareholders and the distribution of PPC Distribution Shares by NWI. Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcement.

According to Rule 14.13(2) and Rule 14.29(2) of the Listing Rules, NWD, NWI and PPC are required to despatch to their respective shareholders circulars (the "**Circulars**") in respect of the Reorganisation within 21 days after the publication of the Joint Announcement, that is, on or before 12 November, 2002. As a substantial amount of information (including the pro forma financial information of NWI and PPC and the valuation letters of the Infrastructure Assets, the NWS Group and PPC) has to be incorporated into the Circulars, and that the letters from the independent financial advisers to the independent board committees of each of NWD, NWI and PPC respectively are based on such information, additional time is required to finalise the information to be included in the Circulars. In this connection, NWD, NWI and PPC have each applied to the Stock Exchange for an extension of time for the despatch of the Circulars. It is currently anticipated that the Circulars will be despatched to the respective shareholders of NWD, NWI and PPC on or before 19 November, 2002.

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William
Executive Director

Hong Kong, 11 November, 2002